FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Niño Ventures Inc.

1440 - 1166 Alberni Street

Vancouver, B.C., Canada V6E 3Z3

Item 2: Date of Material Change:

November 13, 2007

Item 3: News Release:

A news release dated and issued on November 13, 2007 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

El Nino Ventures Inc. update on their drill program in the Democratic Republic of Congo (DRC)

Item 5: Full Description of Material Change:

o Over 5,000 meters drilled to date o Drill results expected beginning of December o Presently negotiating acquisition of new research permits.

November 13th , 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that more than 5,000 meters of reverse circulation drilling, has been completed to date and with the favorable weather conditions the company should be able to achieve its objective of 7,000 meters over the next three weeks. The initial results from the drilling are expected in early December. The drilling is being carried on the company’s properties located 60 kilometers from Lubumbashi in the DRC.

Jean Luc Roy, President of El Nino states: “I am very pleased to announce that we should meet our objective of completing 7,000 meters and I look forward to sharing the results of our campaign with our shareholders in December. I would also like to point out that it is our understanding that our Research Permits are not under review by the Commission mandated by the Government of the Democratic Republic of Congo. We are also pursuing several opportunities to increase our land position in the DRC Copperbelt”

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to our copper project in the Congo, El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Toll Free 1.877.895.6466

Telephone +604.683.4886

Facsimile +604.683.4887

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 13th day of November 2007.